EXHIBIT 99.12

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the annual report of Kinross Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2012, Tony S. Giardini hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.                   The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.                   The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2013	/s/ Tony S. Giardini
Tony S. Giardini
Executive Vice President & Chief Financial Officer
(principal financial and accounting officer)